Exhibit 99.171

Grant Thornton LLP
Suite 1600
333 Seymour Street
Vancouver, BC
V6B 0A4

T +1 604 687 2711
F +1 604 685 6569

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our audit reports dated March 25, 2021 and April 24, 2020 with respect to the consolidated financial statements of Skeena Resources Limited (the “Company”) for the years ended December 31, 2020 and December 31, 2019. We consent to the inclusion of said reports appearing in the Registration Statement on Form 40-F being filed by the Company with the United States Securities and Exchange Commission.

/s/ GRANT THORNTON LLP
Vancouver, Canada
October 22, 2021	Chartered Professional Accountants

grantthornton.ca